FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK
2003 ANNUAL RESULTS - HIGHLIGHTS

  Net profit of SAR1,258 million (US$335 million) for the year ended 31 December 2003 - up SAR286 million (US$76 million) or 29.4 per cent over 2002.
  Customer deposits of SAR36.1 billion (US$9.6 billion) at 31 December 2003 - up SAR1.1 billion (US$0.3 billion) or 3.1 per cent over 31 December 2002.
  Loans and advances to customers of SAR26.1 billion (US$7.0 billion) at 31 December 2003 - up SAR5.7 billion (US$1.6 billion) or 27.9 per cent over 31 December 2002.
  Total assets of SAR46.1 billion (US$12.3 billion) at 31 December 2003 compared with SAR46.2 billion (US$12.3 billion) at 31 December 2002.
  Earnings per share of SAR31.45 (US$8.39) for the year ended 31 December 2003 - up 29.4 per cent from SAR24.31 (US$6.48) over 2002.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR1,258 million (US$335 million) for the year ended 31 December 2003. This represents an increase of 29.4 per cent over the SAR972 million (US$259 million) earned in 2002. Earnings per share for the year ended 31 December 2003 increased to SAR31.45 (US$8.39) compared to SAR24.31 (US$6.48) for 2002.

Customer deposits increased to SAR36.1 billion (US$9.6 billion) at 31 December 2003 from SAR35.0 billion (US$9.3 billion) at 31 December 2002.

Loans and advances to customers increased to SAR26.1 billion (US$7.0 billion) at 31 December 2003 from SAR20.4 billion (US$5.4 billion) at 31 December 2002.

The bank's investment portfolio totalled SAR16.0 billion (US$4.3 billion) at 31 December 2003, a decrease from SAR20.4 billion (US$5.4 billion) at 31 December 2002, as proceeds from sales and maturities have been reallocated to meet the growth in the loan portfolio.

Geoff Calvert, managing director of SABB, said: "Growth in operating revenues has been robust and operating costs have been contained. Capital and liquidity positions remain strong; the credit quality of our loan portfolio remains sound.

"All our banking services continue to show solid growth. Demand for our Al Amanah Islamic banking products has been strong and we have successfully expanded the product range.

"In 2003, the bank received Euromoney awards for the 'Best Bank' and the 'Best Equities House' in Saudi Arabia.

"The Board has recommended a bonus issue of one share for every four and a final net dividend of SAR11 per share. The total net dividend for 2003 will amount to SAR20 per share as an interim net dividend of SAR9 per share was paid in August 2003. However, the bonus shares issued will not be eligible for dividends issued in respect of 2003.

"We would like to thank our customers for their support during the year and to thank our staff for their continued commitment to customer service, which is reflected in these results."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: January 27, 2004